SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SLM CORPORATION

(Name of Subject Company (Issuer))

SLM CORPORATION, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Common stock, par value $0.20 per share (Title of Class of Securities)

78442P106

(CUSIP Number of Class of Securities)

Steven J. McGarry

Chief Financial Officer

300 Continental Drive

Newark, DE 19713

Telephone: (302) 451-0200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John Meade

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

Marisa D. Stavenas

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,000,000,000	$109,100.00
(1)

Estimated solely for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase up to $1,000,000,000 in value of shares of common stock, par value $0.20 per share, of SLM Corporation.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2021, equals $109.10 per million dollars of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $109,100.00	Filing Party: SLM Corporation
Form or Registration No: Schedule TO	Date Filed: February 2, 2021

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by SLM Corporation, a Delaware corporation (the “Company”), on February 2, 2021, as amended by Amendment No. 1 (“Amendment No. 1”), filed with the SEC on February 25, 2021, and Amendment No. 2 (“Amendment No. 2”), filed with the SEC on March 11, 2021 (as amended, the “Schedule TO”), in connection with the offer by the Company to purchase for cash up to $1,000,000,000 in value of shares of its common stock, par value $0.20 per share (the “Common Stock”).

The Company’s offer (the “Offer”), which expired at 12:00 midnight, New York City time, at the end of the day on March 10, 2021, was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2021, and previously filed as Exhibit (a)(1)(i) to the Schedule TO (the “Original Offer to Purchase”) as amended and supplemented by Amendment No. 1, Amendment No. 2 and the Supplement to Offer to Purchase, dated February 25, 2021 and filed as Exhibit (a)(1)(vii) to the Schedule TO (the “Supplement” and, together with the Original Offer to Purchase, the “Offer to Purchase”), and in the related Amended Letter of Transmittal, dated February 25, 2021, a copy of which was filed as Exhibit (a)(1)(viii) to the Schedule TO (the “Amended Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer Documents”).

This Amendment No. 3 is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase and the other Offer Documents that constitute part of the Offer remain unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Amended Letter of Transmittal and the other documents that constitute part of the Offer. All capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 11.	Additional Information

Item 11 is hereby amended and supplemented as follows:

On March 15, 2021, SLM Corporation issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on March 10, 2021. A copy of such press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(iv)	Press Release, dated March 15, 2021 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 15, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLM CORPORATION

By:	/s/ Steven J. McGarry
Name: Steven J. McGarry Title: Executive Vice President and Chief Financial Officer

Date: March 15, 2021

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 2, 2021.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 2, 2021.*

(a)(1)(v)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated February 2, 2021.*

(a)(1)(vi)	Summary Advertisement, dated February 2, 2021.*

(a)(1)(vii)	Supplement to Offer to Purchase, dated February 25, 2021.*

(a)(1)(viii)	Form of Amended Letter of Transmittal.*

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.*

(a)(1)(x)	Amended letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 25, 2021.*

(a)(1)(xi)	Amended letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated February 25, 2021.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated February 2, 2021 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 2, 2021).

(a)(5)(ii)	Press Release, dated February 25, 2021 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 25, 2021).

(a)(5)(iii)	Press Release, dated March 11, 2021 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 11, 2021).

(a)(5)(iv)	Press Release, dated March 15, 2021 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 15, 2021).

(b)	Not applicable.

(d)(1)	Form of Separation and Distribution Agreement by and among SLM Corporation, New BLC Corporation and Navient Corporation, dated as of April 28, 2014 (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K filed on May 2, 2014).

(d)(2)	Restated Certificate of Incorporation of the Company, dated February 25, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on February 26, 2015).

(d)(3)	Amended and Restated By-Laws of the Company effective June 25, 2015 (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on June 29, 2015).

(d)(4)	Indenture, dated as of June 17, 2015, between SLM Corporation and Deutsche Bank National Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-3 filed on June 17, 2015).

(d)(5)	First Supplemental Indenture dated as of April 5, 2017 between SLM Corporation and Deutsche Bank National Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 5, 2017).

(d)(6)	Second Supplemental Indenture dated as of October 29, 2020 between SLM Corporation and Deutsche Bank National Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on October 29, 2020).

(d)(7)	Form of Senior Note due 2025 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on October 29, 2020).

(d)(8)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (one-year restriction), 2014 Management Incentive Plan Award (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(9)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (two-year restriction), 2014 Management Incentive Plan Award (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(10)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (three-year restriction), 2014 Management Incentive Plan Award (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(11)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (one-year restriction), 2015 Management Incentive Plan Award (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(12)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (two-year restriction), 2015 Management Incentive Plan Award (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(13)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (three-year restriction), 2015 Management Incentive Plan Award (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(14)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet—2015 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(15)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet—2016 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(16)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Performance Stock Unit Term Sheet—2016 (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(17)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement 2015 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2015).

(d)(18)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement—2016 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 20, 2016).

(d)(19)	SLM Corporation Executive Severance Plan for Senior Officers, including amendments as of June 25, 2015 (incorporated by reference to Exhibit 10.6 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(20)	SLM Corporation Change in Control Severance Plan for Senior Officers, including amendments as of June 25, 2015 (incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(21)	Form of Director’s Indemnification Agreement (incorporated by reference to Exhibit 10.24 of the Company’s Annual Report on Form 10-K filed on February 27, 2012).

(d)(22)	Sallie Mae Supplemental 401(k) Savings Plan, as Amended and Restated as of June 25, 2015 (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(23)	Amendment to Sallie Mae Supplemental 401(k) Savings Plan (Effective as of March 5, 2019) (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(24)	SLM Deferred Compensation Plan for Key Employees, as Established Effective May 1, 2014 and Amended June 25, 2015 (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(25)	Amendment to SLM Corporation Deferred Compensation Plan for Key Employees (Effective as of March 5, 2019) (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(26)	SLM Corporation Deferred Compensation Plan for Directors, as Established Effective May 1, 2014 and Amended June 25, 2015 (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(27)	Amended and Restated SLM Corporation Incentive Plan (incorporated by reference to Exhibit 10.24 of the Company’s Current Report on Form 8-K (file no. 001-13251) filed on May 25, 2005).

(d)(28)	Director’s Stock Plan (incorporated by reference to Exhibit 10.25 of the Company’s Current Report on Form 8-K (file no. 001-13251) filed on May 25, 2005).

(d)(29)	Form of SLM Corporation Incentive Stock Plan Stock Option Agreement, Net-Settled, Performance Vested Options, 2009 (incorporated by reference to Exhibit 10.32 of the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(30)	SLM Corporation Directors Equity Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-8 (File No. 333-159447) filed on May 22, 2009).

(d)(31)	SLM Corporation 2009-2012 Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-8 (File No. 333-159447) filed on May 22, 2009).

(d)(32)	Form of SLM Corporation Directors Equity Plan Non-Employee Director Stock Option Agreement—2009 (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q filed on November 5, 2009).

(d)(33)	Form of SLM Corporation 2009-2012 Incentive Plan Stock Option Agreement, Net Settled, Time Vested Options—2010 (incorporated by reference to Exhibit 10. 7 of the Company’s Quarterly Report on Form 10-Q filed on May 6, 2010).

(d)(34)	Form of SLM Corporation 2009-2012 Incentive Plan Performance Stock Award Term Sheet, Time Vested—2010 (incorporated by reference to Exhibit 10.8 of the Company’s Quarterly Report on Form 10-Q filed on May 6, 2010).

(d)(35)	Amendment to Stock Option and Restricted/Performance Stock Terms (incorporated by reference to Exhibit 10.49 of the Company’s Annual Report on Form 10-K filed on February 28, 2011).

(d)(36)	Form of SLM Corporation 2009-2012 Incentive Plan Stock Option Agreement, Net Settled, Time Vested Options—2011 (incorporated by reference to Exhibit 10.50 of the Company’s Annual Report on Form 10-K filed on February 28, 2011).

(d)(37)	Form of SLM Corporation 2009-2012 Incentive Plan Restricted Stock and Restricted Stock Unit Term Sheet, Time Vested—2011 (incorporated by reference to Exhibit 10.51 of the Company’s Annual Report on Form 10-K filed on February 28, 2011).

(d)(38)	Form of SLM Corporation 2009-2012 Incentive Plan, Performance Stock Unit Term Sheet—2012 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on May 4, 2012).

(d)(39)	Form of SLM Corporation 2009-2012 Incentive Plan, Bonus Restricted Stock Unit Term Sheet—2012 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on May 4, 2012).

(d)(40)	Form of SLM Corporation 2009-2012 Incentive Plan, Stock Option Agreement, Net Settled Options—2012 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on May 4, 2012).

(d)(41)	SLM Corporation 2012 Omnibus Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement for the 2017 Annual Meeting of Shareholders filed on April 27, 2017).

(d)(42)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Performance Stock Unit Term Sheet—2013 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(43)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet—2013 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(44)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Stock Option Agreement, Net Settled Options-2013 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(45)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement—2013 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(46)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Stock Option Agreement—2013 (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(47)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet—2013 (incorporated by reference to Exhibit 10.36 of the Company’s Annual Report on Form 10-K filed on February 19, 2014).

(d)(48)	Letter Agreement, dated January 15, 2014 with Raymond J. Quinlan (incorporated by reference to Exhibit 10.38 of the Company’s Annual Report on Form 10-K filed on February 19, 2014).

(d)(49)	SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet—Raymond J. Quinlan Signing Award (incorporated by reference to Exhibit 10.39 of the Company’s Annual Report on Form 10-K filed on February 19, 2014).

(d)(50)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet—2014 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on May 12, 2014).

(d)(51)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet—2014 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on May 12, 2014).

(d)(52)	Sallie Mae Employee Stock Purchase Plan, Amended and Restated as of June 24, 2014, Including Amendments as of June 25, 2015 (incorporated by reference to Exhibit 10.39 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(53)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on July 24, 2014).

(d)(54)	Letter Agreement, dated April 24, 2014, with Jeffrey Dale (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K filed on February 26, 2015).

(d)(55)	Sallie Mae 401(k) Savings Plan (Effective as of April 30, 2014) (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K filed on February 26, 2015).

(d)(56)	Restatement of the Sallie Mae 401(k) Savings Plan (Effective as of January 1, 2018) (incorporated by reference to Exhibit 10.50 of the Company’s Annual Report on Form 10-K filed on February 28, 2020).

(d)(57)	Amendment to Sallie Mae 401(k) Savings Plan (Effective as of January 1, 2019) (incorporated by reference to Exhibit 10.51 of the Company’s Annual Report on Form 10-K filed on February 28, 2020).

(d)(58)	Amendment to Sallie Mae 401(k) Savings Plan (Effective as of March 5, 2019) (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(59)	Tax Sharing Agreement between Navient Corporation and New BLC Corporation, dated as of April 29, 2014 (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on May 2, 2014).

(d)(60)	Amended and Restated Loan Servicing and Administration Agreement between Sallie Mae Bank and Navient Solutions, Inc., dated as of April 30, 2014 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on May 2, 2014).

(d)(61)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (Three-Year Restriction), 2016 Management Incentive Plan Award (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 19, 2017).

(d)(62)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2017 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 19, 2017).

(d)(63)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2017 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 19, 2017).

(d)(64)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2017 Independent Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 19, 2017).

(d)(65)	Agreement and Release, dated as of March 20, 2018, between the Company and the Personal Representatives of the Estate of Charles P. Rocha (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(66)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2018 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(67)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2018 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(68)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2018 Bonus Restricted Stock Unit Term Sheet (Three-Year Restriction), 2017 Management Incentive Plan Award (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(69)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement—2018 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 24, 2018).

(d)(70)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2019 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(71)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2019 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(72)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (Three-Year Restriction), 2018 Management Incentive Plan Award (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(73)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement—2019 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 24, 2019).

(d)(74)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2020 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(75)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2020 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(76)	Offer Letter between Jonathan W. Witter and the Company dated March 4, 2020 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(77)	Fixed Dollar Uncollared ASR Master Confirmation and Form of Supplement (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(78)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement – 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(79)	Separation Agreement between Raymond J. Quinlan and the Company effective April 19, 2020 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(80)	Jonathan W. Witter Sign-On Equity Grant—2020 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(81)	Offer Letter between Donna F. Vieira and the Company dated September 18, 2018 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(82)	Separation Agreement between Paul Thome and the Company effective August 10, 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on October 21, 2020).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.